                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                  ROBERDS, INC.
                                  -------------
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                   770292-10-0
                                   -----------
                                 (CUSIP Number)


                                Robert M. Wilson
                                  Roberds, Inc.
                            1100 East Central Avenue
                               Dayton, Ohio 45449
                                  937-859-7122
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 25, 1999
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                  ------------------------------
CUSIP NO.: 77092-10-0                                   PAGE 2 OF 5 PAGES
           ----------
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS     Deborah A. Fletcher, Trustee, Kenneth W.
                                     Fletcher Trust dated December 18, 1998

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

                                                                      (a)[ ]
                                                                      (b)[ ]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See instructions)          OO

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E).                                                [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION            United States

--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
  NUMBER OF SHARES BENE-        1,324,401 shares of common stock
  FICIALLY OWNED BY EACH
  REPORTING PERSON WITH
                           -----------------------------------------------------
                             8  SHARED VOTING POWER
                                -0-

                           -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER
                                1,324,401 shares of common stock

                           -----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,324,401 shares of common stock
        (See "Explanatory Note")

--------------------------------------------------------------------------------
  12  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See instructions).                                           [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.5% of Common Stock

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See instructions)          IN
--------------------------------------------------------------------------------


                               Page 2 of 5 Pages

                                  SCHEDULE 13D
                          ---------------------------
CUSIP NO.: 770292-10-0





EXPLANATORY NOTE
----------------


This Schedule 13D is being filed because of the transfer of the common shares, without par value of Roberds, Inc. identified in row 11 (the "Shares") from Kenneth W. Fletcher, former President, Chief Executive Officer, and Chairman of the Board of Roberds, Inc., to the Kenneth W. Fletcher Trust dated December 18, 1998, Deborah A. Fletcher, Trustee (the "Trust"). Ms. Fletcher, the reporting person for this Schedule 13D, has the power, as Trustee of the Trust, to direct the voting and disposition of the shares of the Subject Company held of record by the Trust.


ITEM 1.  SECURITY AND ISSUER.
-------  --------------------

This statement relates to the common shares, without par value, of Roberds, Inc., an Ohio Corporation ("Roberds"). The address of Roberds' principal office is 1100 East Central Avenue, Dayton, Ohio 45449.


ITEM 2.  IDENTITY AND BACKGROUND.
-------  ------------------------

(a) Name
    ----

Deborah A. Fletcher

(b) Residence Address
    -----------------

5500 Terrace Creek
Dayton, Ohio 45459

(c) Present Principal Occupation
    ----------------------------

Executive


(d) During the last five years, Ms. Fletcher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Ms. Fletcher has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship
     -----------

United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------  --------------------------------------------------

No money or other valuable or tangible consideration was exchanged in connection with the transfer of the Shares to the Trust.


ITEM 4.  PURPOSE OF TRANSACTION.
-------  -----------------------

   The Shares were transferred to the Trust solely for estate planning purposes. Ms. Fletcher currently has no plans or proposals on behalf of the Trust that relate to or would result in:

   (a) The acquisition by any person of additional securities of Roberds, or the disposition of securities of Roberds;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Roberds or any of its subsidiaries;


                               Page 3 of 7 Pages
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                                  SCHEDULE 13D
                          ---------------------------
CUSIP NO.: 770292-10-0

   (c) A sale or transfer of a material amount of assets of Roberds or any of its subsidiaries;

   (d) Any change in the present board of directors or management of Roberds, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of Roberds;

   (f) Any other material change in Roberds' business or corporate structure;

   (g) Changes in Roberds' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Roberds by any person;

   (h) Causing a class of securities of Roberds to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of Roberds becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

   (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
-------  -------------------------------------

(a) Aggregate Number and Percentage of Securities
    ---------------------------------------------

According to the most recently available information, there are 6,159,311 common shares outstanding. The Trust owns 1,323,401 common shares, or approximately 21.5% of the outstanding shares. As sole Trustee of the Trust, Ms. Fletcher may be deemed to beneficially own all 1,323,401 common shares owned by the Trust in addition to 1,000 common shares Ms. Fletcher owns both beneficially and of record, or approximately 21.5% of the outstanding shares.

(b) Power to Vote and Dispose
    -------------------------

Ms. Fletcher, as sole Trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Trust and the Shares held by her beneficially and of record.


(c) Transactions within the Past 60 Days
    ------------------------------------

Ms. Fletcher has not engaged in any transactions in common shares of Roberds during the past sixty days other than the receipt of 1,323,401 shares into the Trust. See "Explanatory Note" above.

(d) Certain Rights of Other Persons
    -------------------------------

Not applicable.

(e) Date Ceased to Be 5% Owner
    --------------------------

Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------  ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

Not applicable.


                                Page 4 of 7 Pages

                                  SCHEDULE 13D
                          ---------------------------
CUSIP NO.: 770292-10-0


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-------  ---------------------------------

Not applicable.



SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   February 4, 1999
                   ------------------------------------------------------------
                   Date

                            *
                   ------------------------------------------------------------
                   Signature

                   Deborah A. Fletcher, Trustee, the Kenneth W. Fletcher Trust
                   -----------------------------------------------------------
                   dated December 18, 1998
                   -----------------------
                   Name/Title

                  *By: /s/ Robert T. Wilson
                       --------------------
                   Attorney-in fact
                   Pursuant to power of attorney filed herewith



                               Page 5 of 7 Pages
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                                  SCHEDULE 13D
                          ---------------------------
CUSIP NO.: 770292-10-0

                                  EXHIBIT INDEX
                                  -------------


Number            Description of Document
------            -----------------------


Exhibit 99        Power of Attorney





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